Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change May 9, 2008
Item 3	News Release The news release dated May 9, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure network.
Item 4

Summary of Material Change

Silver Standard Resources Inc. reported that its San Luis Joint Venture with Esperanza Silver Corporation has received the necessary permits to begin surface drilling at the San Luis Project.  A drill is set to mobilize to site within the next 10 days.  The first priority will be to drill test the BP Zone to follow up on the discovery of possible porphyry-style silver and base metal mineralization announced in November 2007.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated May 9, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 9th day of May, 2008

May 9, 2008
NEWS RELEASE

San Luis Project Update and New Resource Estimate to be Prepared

Vancouver, BC, May 9, 2008:  The San Luis Joint Venture of Esperanza Silver Corporation (TSX.V: EPZ) and Silver Standard Resources Inc. (TSX: SSO; NASDAQ: SSRI) reports that the Joint Venture has received the necessary permits to begin surface drilling at the San Luis Project.  A drill is set to mobilize to site within the next 10 days.  The first priority will be to drill test the BP Zone to follow up on the discovery of possible porphyry-style silver and base metal mineralization announced in November 2007.  This will be followed by step-out drilling on the Ayelén Vein and drilling on the newly discovered Erika and Fernanda Veins.  In addition, the final permit necessary to begin exploration tunnelling on the Ayelén Vein is expected to be received within the next month, with tunnelling scheduled to begin in the third quarter of this year.  Reconnaissance mapping and prospecting of the 250 square kilometre property is continuing.

The Joint Venture also reports that Esperanza has completed a review of the independently prepared resource estimate provided to, and announced by, the Joint Venture in its News Release dated November 15, 2007.  The review has led Esperanza to the conclusion that the estimate announced in that release may understate the mineral resource contained in the San Luis Project.  Silver Standard subsequently commissioned an independent review, which also raised issues with the resource estimate. The independent qualified person that prepared the resource estimate confirms his resource estimate.  To address these matters, the Joint Venture intends to retain a different independent qualified person to prepare a new resource estimate for the project.  The new resource estimate will incorporate all existing data, including additional drill results not included in the previous resource estimate, and will be reported when received.

The San Luis Property is a high-grade gold and silver discovery owned by Esperanza (45%) and Silver Standard (55%).  Silver Standard became the operator in February 2007 and has the option to earn an 80% interest by funding all activities to place the property into production.

About Silver Standard

Silver Standard Resources Inc. is a well-financed silver resource company that continues to seek growth through exploration and development of its own silver projects.

About Esperanza

Esperanza is an emerging producer focused on precious metals.  Its properties include the San Luis gold and silver joint venture in Peru and the 100% owned Cerro Jumil gold project in Morelos State, Mexico where a resource estimate is expected later in 2008.  It is also actively exploring 17 other exploration interests in Peru and Mexico.

QUALIFIED PERSON:

Kenneth C McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program.  He has verified the data disclosed in this news release.  Field work has been conducted by joint-venture personnel under his supervision.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources: The term “resource” refers to “measured resource”, “indicated resource” and “inferred resource”, which are Canadian geological and  mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators using the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.   We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.

“Inferred resources” have a greater amount of uncertainty as to their existence, and greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, the availability of drill rigs, and the ability to permit, finance and develop a mine on the property.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Silver Standard's Annual Information Form filed with the Canadian securities regulators and both companies' Form 20-F filed with the U.S. Securities and Exchange.  The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein.  The companies expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of the managements on the date the statements are made, and the companies do not assume any obligation to update forward-looking statements if circumstances or managements’ beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

(Source: Silver Standard Resources Inc.)

Esperanza Silver Corporation	Silver Standard Resources Inc.
William Pincus, President and CEO Denver, Colorado Tel: (303) 830-0988 Fax: (303) 830-9098 www.esperanzasilver.com
Robert A. Quartermain, President
Vancouver, B.C.
Tel: (604) 689-3846

Paul LaFontaine, Director, Investor Relations
Vancouver, B.C.
N.A, toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com
www.silverstandard.com

The TSX and the TSX Venture Exchange do not accept
responsibility for the adequacy or accuracy of this news release.